EXHIBIT 21

CHATTEM, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	STATE OR COUNTRY OF INCORPORATION
Chattem (U.K.) Limited	England
HBA Indemnity Insurance, Ltd.	Cayman Islands
Signal Investment & Management Co.	Delaware
SunDex, LLC	Tennessee
Chattem Global Consumer Products Ltd.	Ireland
Chattem (Canada) Corp.	Canada
Chattem Canada ULC	Canada
Chattem Canada	Canada
Chattem (Canada) Holdings, Inc.	Delaware